HLS SYSTEMS INTERNATIONAL LTD.
625 Broadway, Suite 1111
San Diego, California 92101

July 19, 2007

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, North East
Washington, D.C. 20549
Attn: Cathey Baker

Re:	Chardan North China Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4/A
File No: 333-132833
Amendment Withdrawal Request

Dear Ms. Baker:

We hereby request the withdrawal of the filing made on September 1, 2006 under file number 333-132833 as Amendment No. 2 to Form S-4 (the “Amendment”). The reason for this withdrawal request is that 333-132833 is not the correct file number for the filing. The registration statement to which the Amendment relates is file number 333-132826 which is clearly indicated in the appropriate places on the Amendment itself. No securities were offered in connection with the filing. Based on the foregoing, we respectfully request that the Amendment be withdrawn as soon as practicable.

Sincerely,

HLS Systems International Ltd.

/s/ Kerry Propper
Name: Kerry Propper
Title: Chief Financial Officer and Secretary